May 30, 2025

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 10, LLC
1 World Trade Center, 57th Floor
New York, New York 10007

       Re: Masterworks Vault 10, LLC
           Amendment No. 7 to Offering Statement on Form 1-A
           Filed April 22, 2025
           File No. 024-12323
Dear Joshua Goldstein:

     We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 23, 2024 letter.

Amendment No. 7 to Offering Statement on Form 1-A
Incorporation of Certain Information by Reference, page v

1. Please include or incorporate by reference the financial statements and the related information for each Target Issuer. Please also make arrangements with the auditor of each Target Issuer to include their consent to the use of each audit report included or incorporated by reference into this offering statement.
Q: Why do the Restructuring Transactions Contemplate Converting to a Texas Series Limited
Liability Company..., page vi

2.     We note your answer states    Texas law is more flexible than Delaware
law when it
       comes to mergers involving series limited liability companies.    Please
revise to
 May 30, 2025
Page 2

       discuss in greater detail the flexibility provided by Texas law and how it facilitates
       these restructuring transactions, including defining    protected series
   and clarifying
       the function of protected series in this context. Please include enough information so that investors can fully appreciate each of the steps in these transactions.
Series Offering Table, page 1

3. Please revise your disclosure to clearly indicate the size of the current offering. In this regard, we note your footnote (2) on page 1 which defines the Offering size as the aggregate value of the Class A shares of the applicable Target Issuer initially sold in
       Regulation A transactions.    However, we also note footnote (2) on the
cover page
       which details that the    Price to Public    as    the net asset value,
or    NAV    per Class A
       share as of the most recent practicable date    which equals    the most
recent appraised
       value of the relevant artwork as determined by Masterworks, reduced by the
       applicable liquidation preference attributable to Management Fee Shares, if
       applicable, and further reduced by the aggregate profit share, if any, attributable to the
       Class B shares, divided by the fully diluted number of Class A shares outstanding
       (including all outstanding Management Fee Shares).    Additionally, we
also note your
       disclosure on pages 5 and 14 that defines the Offering size as the aggregate value of the Class A shares of the Target Issuer immediately prior to the Restructuring
       Transaction...    Please advise how you intend to calculate the price to
the public and
       the offering size for each merger and reconcile your disclosure accordingly.
The Restructuring Transactions, page 2

4. Please advise regarding the state of incorporation or organization of Masterworks
       Vault 10, LLC at the time of qualification (i.e. Texas or Delaware). In this regard, we note that you have provided a Delaware legal opinion to cover the qualified securities but it is unclear whether that entity or the included securities will exist upon qualification. Additionally, we note the provided Delaware legal opinion appears to be
       an unqualified opinion which doesn   t contemplate the restructuring
transactions. For
       guidance on opinion issues in specific transactions, refer to Sections II.B.2.e and
       II.B.2.f of Staff Legal Bulletin No. 19.
5. We note that the restructuring transactions contemplate (i) after the asset transfers and assignments, the distribution of shares (of a Texas series limited liability company) of the applicable Merger Series to shareholders of the applicable Target
       Issuer and (2) after the mergers (as merger consideration), the issuance of shares (of a
       Texas series limited liability company) of the applicable Surviving Series to shareholders of the applicable Target Issuer. We also note that this Form 1-A qualifies the offering of Class A ordinary shares of a Delaware series limited liability company.
       Further, we note your disclosure that the restructuring transactions are expected to
       occur substantially concurrently    following qualification of the
offering statement.
       Please expand your disclosure to specify the intended timeframe for the consummation of all restructuring transactions. Additionally, we note that on page vi
       you state that you believe shareholders will own shares with the same rights following the Offering and the restructuring transactions. Please expand your related question and answer on page vi to detail whether any material shareholder rights will change at each intermediary step of the contemplated process. Please also include forms of the
 May 30, 2025
Page 3

       certificates and agreements that will be filed with each of the relevant state jurisdictions to effectuate the restructuring transactions as exhibits to the offering statement.
6.     We note your disclosure that following the merger, the company    will
convert back
       into a Delaware series limited liability company.    Please discuss in
greater detail how
       this conversion will be effectuated to include how issued and outstanding shares of the
       Texas series limited liability company will be exchanged for new shares in the
       Delaware series limited liability company.
Unaudited Historical and Pro Forma Financial Statements, page F-2

7. Please fill in the historical financial information for the Company and the Target
       Issuers and the pro forma financial information.
General

8.     We note disclosure that    [a]lthough the Company believes it has a
reasonable basis to
       conclude that all participants in the Offering are    qualified
purchasers    with respect to
       this Offering for the foregoing reasons, there is a risk that the a regulatory authority or a court reviewing the transaction may not agree that the Company has a reasonable
       basis to conclude all of such participants are    qualified purchasers
..    Please expand
       your disclosure to acknowledge that compliance with the conditions of Regulation A is an affirmative obligation of an issuer attempting to rely upon the exemption. Please
       also expand your analysis to explain how your having a    reasonable
basis    satisfies
       the requirements of Rule 251(d)(2)(i)(C) either with respect to investors that are accredited investors or non-accredited investors. In addition, please disclose how you will address the risk of an investor in a Target Issuer no longer meeting the requirements of Rule 251(d)(2)(i)(C) of Regulation A being issued Class A shares in the Offering. Finally, please clearly disclose the implications of failure to address such risks.
       Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services